UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 21, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

IDACORP, Inc.
File No. 1-14465

Idaho Power Company
File No. 1-03198

CF#25857
_____

       IDACORP, Inc**.** and Idaho Power Company submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on October 28, 2010, as amended.

       Based on representations by IDACORP, Inc**.** and Idaho Power Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

           Exhibit 10.44   through November 1, 2012

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                    Brigitte Lippmann
                    Special Counsel